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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                          ---------------------------

                                    Form 6-K
                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

       For the month of November, 1998.

                             KABELMEDIA HOLDING AG
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                           (Exact Name of Registrant)

                        KOLNER STRASSE 6, 65760 ESCHBORN
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                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual, reports under cover of Form 20-F or Form 40-F.)

                      Form 20-F [X]         Form 40-F. [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also there furnishing the commission pursuant to Rule 12g3-2(b) under the securities Exchange Act of 1934.)

                        Yes [ ]                  No [X]

(If "yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b); 82-       .)

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

     On September 16, 1998, KabelMedia Holding GmbH effected a conversion of its corporate status, pursuant to which it changed from a limited liability company (Gesellschaft mit beschrankter Haftung -- GmbH) to a joint stock corporation (Aktiengesellschaft -- AG) by registering conversion documents with the German Commercial Register.

     KabelMedia AG's financial statements for the three and nine months ending September 30, 1998 are attached to this Form 6-K.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                        KABELMEDIA HOLDING AG

                                        By: /s/  PAUL THOMASON

                                           -------------------------------------
                                           Name: Paul Thomason
                                           Title:  Chief Financial Officer

Date: November 17, 1998

                             KABELMEDIA HOLDING AG

                                     INDEX

                                                                           PAGE
                                                                           ----
  FINANCIAL INFORMATION
  Item 1.  Financial Statements (unaudited)
           Condensed consolidated statements of operations -- Three and
                nine months ended September 30, 1998 and 1997..........      5
           Condensed consolidated balance sheets -- September 30, 1998
                and December 31, 1997..................................      6
           Condensed consolidated statements of cash flows -- Nine
                months ended September 30, 1998 and 1997...............      7
           Notes to condensed consolidated financial statements........      8
  Item 2.  Management's Discussion and Analysis of Financial Condition
                and Results of Operations..............................     11

                             FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS

                     KABELMEDIA HOLDING AG AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                      FOR THE THREE MONTHS ENDED     FOR THE NINE MONTHS ENDED
                                          SEPTEMBER 30, 1998            SEPTEMBER 30, 1998
                                      ---------------------------   ---------------------------
                                       1997      1998      1998      1997      1998      1998
                                      -------   -------   -------   -------   -------   -------
                                        DM        DM       U.S.$      DM        DM       U.S.$
Revenues...........................    17,957    21,514    12,881    53,415    62,995    37,717
Operating costs and expenses:
  Operations.......................     3,086     3,703     2,217     9,101    11,500     6,885
  Selling, general and
     administrative................     2,904     2,695     1,614     8,872     8,540     5,113
  Corporate overhead...............     2,211     2,810     1,682     6,501     8,026     4,805
  Depreciation and amortization....    12,598    13,234     7,924    37,052    38,903    23,292
                                      -------   -------   -------   -------   -------   -------
Total..............................    20,799    22,442    13,437    61,526    66,969    40,095
                                      -------   -------   -------   -------   -------   -------
Operating loss.....................    (2,842)     (928)     (556)   (8,111)   (3,974)   (2,378)
Interest expense
  Bank debt and other..............    (2,648)   (3,618)   (2,166)   (8,257)   (9,562)   (5,726)
  Senior Discount Notes............    (6,912)   (6,858)   (4,106)  (19,096)  (20,444)  (12,240)
Unrealized foreign exchange gain
  (loss)...........................      (303)        0         0      (298)     (444)     (266)
Gain (loss) on sale of business....     1,593         0         0     1,593         0         0
                                      -------   -------   -------   -------   -------   -------
Loss before income taxes and
  extraordinary items..............   (11,112)  (11,404)   (6,828)  (34,169)  (34,424)  (20,610)
Income tax benefit (expense).......       (19)      (26)      (16)     (208)     (138)      (83)
                                      -------   -------   -------   -------   -------   -------
Net loss before extraordinary
  item.............................   (11,131)  (11,430)   (6,844)  (34,377)  (34,562)  (20,693)
Extraordinary item.................    (1,013)   (1,218)     (729)   (1,013)   (2,893)   (1,732)
                                      -------   -------   -------   -------   -------   -------
Net loss...........................   (12,144)  (12,648)   (7,573)  (35,390)  (37,455)  (22,425)
                                      =======   =======   =======   =======   =======   =======

     See accompanying notes to condensed consolidated financial statements

                     KABELMEDIA HOLDING AG AND SUBSIDIARIES

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                                                 SEPTEMBER 30
                                                          DECEMBER 31,    --------------------------
                                                              1997           1998           1998
                                                          ------------    -----------    -----------
                                                              DM              DM            U.S.$
                                                                          (UNAUDITED)    (UNAUDITED)
Cash..................................................         1,568          1,536            920
Trade accounts receivable -- net......................         1,566          1,677          1,004
Inventory.............................................         2,256          2,150          1,287
Property, plant and equipment -- net..................       225,966        223,564        133,855
Goodwill -- net.......................................       170,598        161,907         96,939
Foreign currency forward contracts....................        39,632         23,949         14,339
Other assets..........................................        26,036         29,134         17,443
                                                            --------       --------       --------
TOTAL ASSETS..........................................       467,622        443,917        265,787
                                                            ========       ========       ========
Accounts payable......................................         8,256         10,922          6,539
Accrued expenses and other liabilities................        10,017          9,969          5,969
Unamortized discount on foreign currency forward
  contracts...........................................         8,581          6,924          4,146
Deferred revenue......................................         7,672          7,907          4,734
Deferred purchase obligations.........................         2,729          2,468          1,478
Capital lease obligations.............................             0          6,483          3,883
Bank debt.............................................       170,937        182,719        109,399
Senior Discount Notes.................................       206,394        200,944        120,311
                                                            --------       --------       --------
TOTAL LIABILITIES.....................................       414,586        428,336        256,459
SHAREHOLDER'S EQUITY
Registered Capital....................................        10,000         10,000          5,987
Capital contributions.................................       200,192        200,192        119,861
Accumulated deficit...................................      (157,156)      (194,611)      (116,520)
                                                            --------       --------       --------
TOTAL SHAREHOLDERS' EQUITY............................        53,036         15,581          9,328
                                                            --------       --------       --------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY............       467,622        443,917        265,787
                                                            ========       ========       ========

     See accompanying notes to condensed consolidated financial statements

                     KABELMEDIA HOLDING AG AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                            FOR THE NINE MONTHS ENDED SEPTEMBER 30,
                                                            ---------------------------------------
                                                              1997           1998           1998
                                                            ---------      ---------      ---------
                                                                  DM              DM          U.S.$
OPERATING ACTIVITIES
Net cash provided by operating activities...............      13,020         23,273         13,935
INVESTING ACTIVITIES
Purchases of property, plant equipment..................      (7,823)       (11,857)        (7,099)
Cash from sale of business..............................       1,636            329            197
Acquisition of businesses and cable television
  systems...............................................     (19,275)        (9,226)        (4,925)
                                                             -------        -------        -------
Net cash used in investing activities...................     (25,462)       (20,754)       (12,426)
FINANCING ACTIVITIES
Proceeds from bank debt.................................      27,800         19,000         11,376
Repayment of deferred purchase obligations..............      (7,875)          (729)          (436)
Payments of capital lease obligations...................           0           (228)          (137)
Repayment of bank debt..................................      (7,300)        (4,000)        (2,395)
Proceeds from (payments of) bank overdrafts.............      (1,030)             0              0
Repayment of bank overdrafts............................          --         (3,218)        (1,927)
Repurchase of Senior Discount Notes.....................          --        (13,376)        (8,009)
                                                             -------        -------        -------
Net cash provided by (used in) financing activities.....      11,595         (2,551)        (1,528)
                                                             -------        -------        -------
Net increase (decrease) in cash and cash equivalents....        (847)           (32)           (19)
Cash and cash equivalents at beginning of period........         951          1,568            939
                                                             -------        -------        -------
Cash and cash equivalents at end of period..............         104          1,536            920
                                                             =======        =======        =======

     See accompanying notes to condensed consolidated financial statements

                     KABELMEDIA HOLDING AG AND SUBSIDIARIES

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

1.   BASIS OF PRESENTATION

     The accompanying unaudited condensed consolidated financial statements of Kabelmedia Holding AG ("KabelMedia" or the "Company") have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by U.S. generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three and nine month periods ended September 30, 1998 are not necessarily indicative of the results that may be expected for the year ending December 31, 1998. For further information, refer to the consolidated financial statements and footnotes thereto for the year ended December 31, 1997 included in the Company's Registration Statement on Form 10-K.

     The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP") including those principles specific to the cable television industry. The Company maintains its financial records in accordance with the German Commercial Code, which represents generally accepted accounting principles in Germany ("German GAAP"). Generally accepted accounting principles in Germany vary in certain significant respects from U.S. GAAP. Accordingly, the Company has recorded certain adjustments in order that these unaudited condensed financial statements be in accordance with U.S. GAAP for interim financial information.

     Effective for companies with fiscal years beginning after December 15, 1997, comprehensive income and its components are required to be reported in the financial statements in accordance with Statement of Financial Accounting Standard No. 130, Reporting Comprehensive Income. For the periods presented, the Company has no comprehensive income.

     Solely for the convenience of the reader, the accompanying unaudited consolidated financial statements as of and for the three and nine months ended September 30, 1998 have been translated into United States dollars ("U.S.$") at the rate of DM1.6702 per $1.00 the Noon Buying Rate of the Federal Reserve Bank of New York on September 30, 1998. The translations should not be construed as a representation that the amounts shown could have been, or could be, converted into U.S. dollars at that or any other rate.

2.   BUSINESS ACQUISITION AND DISPOSITION

     On January 1, 1998 Kabelmedia sold approximately 800 subscribers for total consideration of DM329,000. The disposition resulted in a loss on the sale of business of DM444,000.

     In April 1998, Kabelmedia acquired the cable television assets of MKM Kabelfernsehen GmbH & Co. KG Projetkt Magdeburg ("MKM-Magdeburg") located in the city of Magdeburg, Germany for total consideration of DM1,450,000. The systems which Kabelmedia acquired from MKM-Magdeburg passed approximately 2,700 homes and had 2,600 customers at the acquisition date.

     In July, Kabelmedia acquired the shares of HUSAT Kommunikationssysteme GmbH ("HUSAT") for total consideration of DM16,894,000 plus closing costs and expenses of DM465,000. The purchase price consisted of cash payments of approximately DM8,896,000, the assumption of liabilities of DM7,530,000, and a deferred purchase obligation of DM468,000. HUSAT passed approximately 30,066 homes and served approximately 23,500 customers at the date of acquisition.

     In July, KabelMedia purchased one cable television system of MKM Kabelfernsehen GmbH & Co. KG, Koblenz ("MKM-Koblenz") for total consideration of DM1,991,000 plus closing costs and expenses of DM161,000. The purchase price consisted of cash payments of approximately DM1,000 and the assumption of liabilities of DM1,990,000. The system passed 3,661 homes and had 2,370 customers at the date of

                     KABELMEDIA HOLDING AG AND SUBSIDIARIES

                                  (UNAUDITED)

2. BUSINESS ACQUISITION AND DISPOSITION -- (CONTINUED) acquisition. KabelMedia has contracted to purchase a second cable television system from MKM-Koblenz for total consideration of approximately DM2,050,000. The system passes approximately 2,840 homes and serves approximately 2,800 customers.

3.   FOREIGN EXCHANGE

     The Company has entered into foreign currency forward contracts to hedge against the effect of exchange rate fluctuations of the U.S. dollar denominated Senior Discount Notes. At September 30, 1998 the Company had entered into foreign currency forward contracts for delivery of $130,000,000 between October 4, 2001 and June 28, 2002, at prices ranging from DM1.4385 to DM1.7752 per U.S.$1.00. See Note 9 to the December 31, 1997 statements included in the Company's Annual Report on Form 10-K.

4.   SENIOR DISCOUNT NOTES

     In February, the Company purchased and cancelled a portion of its Senior Discount Notes with a net book value of DM5,807,000 for cash consideration of DM7,200,000. The purchase of the notes resulted in an extraordinary loss of DM1,675,000, representing the difference between the purchase price and the accreted value of the Senior Discount Notes at the time of repurchase and the full amortization of the unamortized costs and expenses related to the issuance of the cancelled notes.

     In July, the Company purchased and cancelled a portion of its Senior Discount Notes with a net book value of DM5,203,000 for cash consideration of DM6,176,000. The purchase of the notes resulted in an extraordinary loss of DM1,218,000, representing the difference between the purchase price and the accreted value of the Senior Discount Notes at the time of repurchase and the full amortization of the unamortized costs and expenses related to the issuance of the cancelled notes.

5.   RECLASSIFICATION

     Certain amounts in the prior year have been reclassified to conform with the 1998 consolidated condensed financial statement presentation.

6.   SUWEDA MERGER

     In April 1998, the Company, Beteiligungsgesellschaft AGFB Aktiengesellschaft fur Beteiligungen an Telekommunikationsunternehmen ("AGFB") and Suweda Elektronische Medien- und Kabelkommunikations AG ("Suweda") executed a non-binding letter of intent to merge their respective cable television operations. Suweda was founded in 1983 in Mainz Germany to build and operate broadband distribution networks which connect private households to radio and television programming. Starting in 1987, Suweda entered into several agreements with AGFB, an investment company organized under German law for the purpose of investing in telecommunications companies. Under these agreements AGFB invested in operating cable television companies owned and operated by Suweda and, ultimately, in Suweda.

     As a condition precedent to the merger of Suweda into Kabelmedia, Suweda has to divest its non-cable assets and complete a reorganization in which AGFB contributes all of its cable assets to Suweda in exchange for additional shares in Suweda. (the "Suweda Reorganization").

     AGFB has approximately 2,000 shareholders and its shares are traded on the Frankfurt Stock Exchange. On September 25, 1998, at AGFB's annual shareholder meeting, the shareholders of AGFB approved the Suweda Reorganization and gave AGFB's management a mandate to approve the merger of Suweda into Kabelmedia.

                     KABELMEDIA HOLDING AG AND SUBSIDIARIES

                                  (UNAUDITED)

6.   SUWEDA MERGER -- (CONTINUED)
     The Company excepts its merger with Suweda to be consummated and registered in the German Commercial Register by year end, at which time Kabelmedia Holding AG will be renamed PrimaCom AG, but there can be no assurance that the merger will be consummated by that time or in the future.

7.   FOREIGN PRIVATE ISSUER

     On January 1, 1998 the composition of the Company's management team changed such that a majority of senior management were not U.S. residents and the Company then qualified for foreign private issuer filing status under application rules of the United States Securities and Exchange Commission (the "SEC"). Upon the conversion of the Company from a limited liability company to a joint stock corporation, the Company elected to commence filing with the SEC as a foreign private issuer.

8.   SHAREHOLDERS' EQUITY

     On September 16, 1998 the Company was transformed from a German limited liability company ("GmbH") into an Aktiengesellschaft ("AG"), a German stock corporation. The Company is authorized to issue 2,000,000 ordinary shares of DM5 nominal amount each. Each ordinary share is entitled to one vote. The transformation from a GmbH to an AG has been reflected for all periods presented.

9.   SUBSEQUENT EVENT

     In November, certain shareholders of KabelMedia; Jacque Hackenberg, the CEO of Kabelmedia, and Paul Thomason, the CFO of Kabelmedia, entered into a share sale agreement. Under the share sale agreement the existing shareholders of KabelMedia sold shares of Kabelmedia to Paul Thomason to increase his ownership from 1.25% to 2.5% of the existing KabelMedia shares and to Jacque Hackenberg to provide him ownership of 2.5% of the existing Kabelmedia shares.

     Subsequent to the execution of the share sale agreement and in order to satisfy a condition precedent of the Suweda merger, the Company filed a resolution with the German Commercial Register to issue 5,417,928 additional shares and increase its Registered Capital from DM10,000,000 to DM37,089,640. This increase will result in a corresponding decrease in Capital Contributions from DM200,192,000 to DM173,105,360.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

THREE MONTHS ENDED SEPTEMBER 30, 1997 AND 1998

     REVENUES. Revenues increased 19.8% from DM17,957,000 in the third quarter of 1997 to DM21,514,000 in the third quarter of 1998. The increase was primarily attributable to a 13.0% increase (from 389,275 to 439,792) in the average monthly number of customers and a 6.0% increase (from DM15.38 to DM16.31) in the average monthly revenue per customer from the third quarter of 1997 to the third quarter of 1998. The increase in the Company's average monthly number of customers was primarily related to the acquisitions of cable television companies subsequent to June 30, 1997 which, as of the respective dates of the acquisitions, collectively served approximately 62,570 customers. The entire increase in the average monthly revenue per customer is attributable to rate increases implemented since June 30, 1997. The full impact of these rate increases on Kabelmedia's revenue per subscriber was partially offset by the addition of acquired subscribers, which at the date of acquisition had lower average monthly revenue per subscriber than Kabelmedia's existing subscribers.

     OPERATING EXPENSES. Operating expenses increased 20.0% from DM3,086,000 in the third quarter of 1997 to DM3,703,000 in the third quarter of 1998, principally as a result of increased costs associated with the cable television companies acquired, increased costs under the Company's signal delivery contracts with Deutsche Telekom AG and write downs of obsolete inventory.

     SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expenses decreased by 7.2% from DM2,904,000 in the third quarter of 1997 to DM2,695,000 in the third quarter of 1998, principally as a result of a decrease in costs associated with sales commissions and system audits.

     CORPORATE OVERHEAD. Corporate overhead increased by 27.1% from DM2,211,000 in the third quarter of 1997 to DM2,810,000 in the third quarter of 1998. The increase was primarily attributable to increased costs associated with the addition of accounting, administrative and MIS personnel required to manage a larger customer base, increased costs associated with customizing the Company's billing subscriber system and increased costs associated with customer mailings.

     DEPRECIATION AND AMORTIZATION. Depreciation and amortization increased by DM636,000 from DM12,598,000 in the third quarter of 1997 to DM13,234,000 in the third quarter of 1998, principally as a result of increased assets and goodwill associated with acquisitions of cable television systems.

     INTEREST EXPENSE. Interest expense increased 9.6% from DM9,560,000 in the third quarter of 1997 to DM10,476,000 in the third quarter of 1998, principally as a result of an increase in the average bank indebtedness related to the acquisition of cable television systems and Senior Discount Notes repurchased since December 1997 and to the interest accreted on the Senior Discount Notes. Of the total interest accrued in the third quarter of 1998, DM6,912,000 related to non-cash interest and the non-cash amortization of financing fees on the Senior Discount Notes.

     INCOME TAX EXPENSE. The Company had insignificant income taxes in the third quarter of 1997 and 1998 because of the losses it incurred.

     EXTRAORDINARY LOSS. In July 1998, the Company purchased and cancelled a portion of its Senior Discount Notes with a net book value of DM5,203,000 for cash consideration of DM6,176,000. The purchase of the notes resulted in an extraordinary loss of DM1,218,000, representing the difference between the purchase price and the accreted value of the Senior Discount Notes at the time of repurchase and the full amortization of the unamortized costs and expenses related to the issuance of the cancelled notes.

     NET LOSS. Net loss increased DM504,000 from DM12,144,000 in the third quarter of 1997 to DM12,648,000 in the third quarter of 1998 as a result of the factors discussed above.

     EBITDA. In addition to other items, some of which are reflected in its statement of operations data, the Company measures its financial performance by EBITDA. The Company defines EBITDA as earnings (loss) before extraordinary items, net interest expense, income taxes and depreciation and amortization. The Company believes that EBITDA is a meaningful measure of performance because it is commonly used in the cable television industry to analyze and compare cable television companies on the basis of operating performance, leverage and liquidity. EBITDA is not a U.S. GAAP measure of income
(loss) or cash flow from operations and should not be considered as an alternative to net income as an indication of the Company's financial performance or as an alternative to cash flow from operating activities as a measure of liquidity. EBITDA increased 26.1% from DM9,756,000 for the three months ended September 30, 1997 to DM12,306,000 for the three months ended September 30, 1998, primarily as a result of revenues increasing at a faster rate than the sum of operating, selling, general and administrative and corporate overhead costs and expenses. Average monthly EBITDA per subscriber increased by 11.7% from DM8.35 per subscriber in the third quarter of 1997 to DM9.33 per subscriber in the third quarter of 1998.

NINE MONTH PERIODS ENDED SEPTEMBER 30, 1997 AND 1998

     REVENUES. Revenues increased 17.9% from DM53,415,000 in the first nine months of 1997 to DM62,995,000 in the first nine months of 1998. The increase was primarily attributable to a 12.7% increase (from 384,942 to 433,897) in the average monthly number of customers and a 4.6% increase (from DM15.42 to DM16.13) in the average monthly revenue per customer from the first nine months of 1997 to the first nine months of 1998. The increase in the Company's average monthly number of customers was primarily related to the acquisitions of cable television systems subsequent to December 31, 1996 and, as of the respective dates of the acquisitions, collectively served approximately 87,970 customers. The increase in the average monthly revenue per customer is attributable to rate increases implemented since December 31, 1996. The full impact of these rate increases on Kabelmedia revenue per subscribers was partially offset by the addition of acquired subscribers, which at the date of acquisition had lower average monthly revenue per subscriber, than Kabelmedia existing subscribers.

     OPERATING EXPENSES. Operating expenses increased 26.4% from DM9,101,000 in the first nine months of 1997 to DM11,500,000 in the first nine months of 1998, principally as a result of increased costs associated with the cable television systems acquired, increased costs under the Company's signal delivery contracts with Deutsche Telecom AG and write downs of obsolete inventory.

     SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expenses decreased by 3.7% from DM8,872,000 in the first nine months of 1997 to DM8,540,000 in the first nine months of 1998, principally as a result of the decreased costs associated with sales commissions and system audits.

     CORPORATE OVERHEAD. Corporate overhead increased by 23.5% from DM6,501,000 in the first nine months of 1997 to DM8,026,000 in the first nine months of 1998. The increase is attributable to the addition of the management, accounting, administrative and MIS personnel required to manage a larger customer base, increased costs associated with customizing the Company's billing subscriber system and increased costs associated with customer mailings.

     DEPRECIATION AND AMORTIZATION. Depreciation and amortization increased by DM1,851,000 from DM37,052,000 in the first nine months of 1997 to DM38,903,000 in the first nine months of 1998, principally as a result of increased assets and goodwill associated with acquisitions of cable television companies.

     INTEREST EXPENSE. Interest expense increased 9.7% from DM27,353,000 in the first nine months of 1997 to DM30,006,000 in the first nine months of 1998 as a result of an increase in average bank indebtedness related to the acquisitions of cable television systems, Senior Discount Notes repurchased since December, 1997 and to the accreted interest on the Senior Discounts Notes. Of the total interest accrued in the first nine months of 1998, DM20,444,000 related to non-cash interest and non-cash amortization of financing fees on the Senior Discount Notes.

     LOSS ON SALE OF BUSINESS. The Company recorded a loss on the sale of business in the first nine months of 1998 of DM444,000 related to the sale of approximately 800 subscribers which did not fit into the Company's strategic plans.

     INCOME TAX EXPENSE. The Company had insignificant income taxes in the first nine months of 1997 and 1998 because of the losses it incurred.

     EXTRAORDINARY LOSS. In February and July 1998, the Company purchased and cancelled a portion of its Senior Discount Notes with an aggregate net book value of DM11,010,000 for an aggregate cash consideration of DM13,376,000. The purchase of the notes resulted in an extraordinary loss of DM2,893,000, representing the difference between the purchase price and the accreted value of the Senior Discount Notes at the respective times of repurchase and the full amortization of the unamortized costs and expenses related to the issuance of the cancelled notes.

     NET LOSS. Net loss increased DM2,066,000 from DM35,390,000 in the first nine months of 1997 to DM37,456,000 in the first nine months of 1998 as a result of the factors discussed above.

     EBITDA increased from DM28,941,000 for the nine months September 30, 1997 to DM34,929,000 for the nine months ended September 30, 1998, primarily as a result of revenues increasing at a faster rate than the sum of operating, selling, general and administrative and corporate costs and expenses. Average monthly EBITDA per subscriber increased by 7.1% from DM8.35 per subscriber in the first nine months of 1997 to DM8.94 per subscriber in the first nine months of 1998.

LIQUIDITY AND CAPITAL RESOURCES

     The Company has historically relied on three sources for necessary funding:

     (i)   cash flow from operations,

     (ii)  borrowings under its bank facilities, and

     (iii) issuance of the Senior Discount Notes.

     At September 30, 1998, the Company's aggregate consolidated indebtedness was approximately DM392,614,000, comprised DM182,719,000 of debt outstanding under bank facilities entered into in 1996 and later amended (the "Amended 1996 Facilities"), DM6,483,000 of capital leases, DM2,468,000 of deferred purchase obligations, and DM200,944,000 of Senior Discount Notes. The Senior Discount Notes are denominated in dollars and converted to Deutsche Marks at the rate of DM1.6702, the Noon Buying Rate of the Federal Reserve Bank of New York on September 30, 1998. The Company has entered into foreign currency forward contracts to hedge against the effect of rate fluctuations on the U.S. dollar denominated Senior Discount Notes.

     For the nine months ended September 30, 1998 the Company generated net cash from operating activities of DM23,273,000.

     For the nine months ended September 30, 1998, the Company used cash in investing activities of DM20,754,000. Such cash uses were primarily related to capital expenditures and the acquisition of cable television systems. Net cash used by financing activities amounted to DM2,551,000. Included in the cash provided by investing activities is the proceeds from the assumption of DM6,711,000 in capital leases of acquired cable television systems. The Company intends to prepay the obligations in the event it is able to agree acceptable economic terms with the relevant lessors. There can be no assurance that such an agreement will be reached.

     Capital expenditures of DM11,857,000 for the nine month period ended September 30, 1998 were related to the continued construction, expansion and upgrading of existing systems. The Company has only minimal commitments to make capital expenditures under the terms of concession or franchise agreements or otherwise, but anticipates that it will continue to increase its capital expenditures in the near future to further upgraded existing cable systems once they have been acquired. To the extent cash flow is not sufficient to fund its capital expenditures, the Company expects to borrow the necessary funds under the Amended 1996 Bank
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

Facilities. The acquisition of cable television systems for DM19,206,000 relates
to the purchase of           cable assets from MKM-Magdeburg in April 1998 and
from MKM-Koblenz in July 1998 respectively and the purchase of the shares of HUSAT in July 1998.

     Substantial amounts of depreciation and amortization expense and non-cash interest which accrued on the Senior Discount Notes continued to contribute to the net losses experienced by the Company. These expenses, however, do not result in a current outflow of cash.

     The Company believes that EBITDA provides a more meaningful measure of fixed cost coverage than does a deficiency of earnings to fixed charges. EBITDA amounts in each period are not solely available to satisfy cash interest expense amounts payable by the Company and may also be required for other corporate purposes, including increases in working capital, principal payments on debt and capital expenditures. EBITDA for the nine month period ended September 30, 1998 was DM34,929,000. Total interest expense for the same period was DM30,006,000. Of the total interest expense in the nine month period, DM20,444,000 related to non-cash interest on the Senior Discount Notes.

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